SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

LUMENIS LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.10

(Title of Class of Securities)

M6778Q 10 5

(CUSIP Number)

Harel Beit-On
Akerstein Tower D, 12th floor
12 Abba Eban Ave, Herzliya, 46120, Israel Tel:+972-9972-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M6778Q 10 5
1.	NAMES OF REPORTING PERSONS Viola- LM Partners L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 101,589,465 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 101,589,465 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,589,465 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.9% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)           Includes 2,409,091 Ordinary Shares underlying currently exercisable warrants. See Item 5.

(2)           See Item 5.

CUSIP No. M6778Q 10 5
1.	NAMES OF REPORTING PERSONS LM (GP) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 103,221,465 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 103,221,465 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,221,465 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)           Includes (i) 2,409,091 Ordinary Shares underlying currently exercisable warrants held by Viola- LM Partners L.P. and (ii) 1,632,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of the Reporting Person by Harel Beit-On. See Item 5.

CUSIP No. M6778Q 10 5
1.	NAMES OF REPORTING PERSONS Shlomo Dovrat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 103,236,465 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 103,236,465 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,236,465 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)           Includes (i) 2,409,091 Ordinary Shares underlying currently exercisable warrants held by Viola- LM Partners L.P., (ii) 1,632,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of LM (GP) L.P. by Harel Beit-On, and (iii) 15,000 shares held by the estate of the late Mr. Aharon Dovrat, the father of the Reporting Person, with respect to which the Reporting Person possesses shared voting and investment power. See Item 5.

CUSIP No. M6778Q 10 5
1.	NAMES OF REPORTING PERSONS Harel Beit-On
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 103,221,465 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 103,221,465 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,221,465 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)           Includes (i) 2,409,091 Ordinary Shares underlying currently exercisable warrants held by Viola- LM Partners L.P. and (ii) 1,632,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust by the Reporting Person for the benefit of LM (GP) L.P. See Item 5.

CUSIP No. M6778Q 10 5
1.	NAMES OF REPORTING PERSONS Avi Zeevi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 103,221,465 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 103,221,465 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,221,465 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)           Includes (i) 2,409,091 Ordinary Shares underlying currently exercisable warrants held by Viola- LM Partners L.P. and (ii) 1,632,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of LM (GP) L.P. by Harel Beit-On. See Item 5.

CUSIP No. M6778Q 10 5
1.	NAMES OF REPORTING PERSONS Eylon Penchas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 103,221,465 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 103,221,465 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,221,465 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)           Includes (i) 2,409,091 Ordinary Shares underlying currently exercisable warrants held by Viola- LM Partners L.P. and (ii) 1,632,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of LM (GP) L.P. by Harel Beit-On. See Item 5.

Item 1.  Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to the Statement of Beneficial Ownership on Schedule 13D filed on July 10, 2007 (the “Original Statement”), as amended by Amendment No. 1 thereto filed on April 1, 2009 (“Amendment No. 1”) and Amendment No. 2 thereto filed on July 20, 2009 (“Amendment No. 2”), relates to the ordinary shares, par value NIS 0.10 per share (“Ordinary Shares”) of Lumenis Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel.

This Amendment No. 3 is being filed by the Reporting Persons (as defined in Item 2 below) in order to report a change in their beneficial ownership due to the cashless exercise by Viola- LM Partners (as defined in Item 2 below), on November 7, 2011, of an aggregate of 11,936,707 of the warrants to purchase Ordinary Shares that it held.  The exercise resulted in the issuance to Viola- LM Partners of an aggregate of 2,033,186 Ordinary Shares. The number of Ordinary Shares that were issued to Viola- LM Partners was determined based on the excess of the deemed fair market value of the Ordinary Shares (which were valued at $1.21 per Ordinary Share based on an independent valuation obtained by the Issuer, which was confirmed on February 19, 2012 by a special committee of the board of directors of the Issuer) over the $1.0039 exercise price of the warrants.  The combined impact of the cashless exercise of the warrants and the issuance of a lesser number of Ordinary Shares upon exercise caused a net decrease in the beneficial ownership of Ordinary Shares by each Reporting Person that exceeded one percent (1%) of the issued and outstanding Ordinary Shares.  While the effective date of cashless exercise of the warrants and issuance of the underlying Ordinary Shares reported herein was November 7, 2011, the independent valuation of the Ordinary Shares and, accordingly, the number of Ordinary Shares issuable upon the exercise, was only finalized on February 19, 2012.

This Amendment No. 3 also updates the number of options to purchase Ordinary Shares that are held in trust by Harel Beit-On for the benefit of LM (GP) (as defined in Item 2 below) and that have either vested or will vest within 60 days of the date hereof, and reports additional Ordinary Shares for which Shlomo Dovrat has acquired beneficial ownership as a result of his being granted shared voting and investment power with respect thereto under the terms that govern the assets of his late father’s estate.

Except as set forth in this Amendment No. 3, all information included in the Original Statement, as modified by Amendments No. 1 and 2, is incorporated herein by reference, and all capitalized terms appearing herein and not otherwise defined shall have the meaning ascribed thereto in the Original Statement, as modified by Amendments No. 1 and 2.

Item 2.  Identity and Background.

This Amendment No. 3 is being filed by each of: (i) Viola- LM Partners L.P. (formerly known as LM Partners L.P.), a Cayman Islands exempted limited partnership (“Viola- LM Partners”), (ii) LM (GP) L.P., an Israeli limited partnership (“LM GP”), which serves as the managing general partner of Viola- LM Partners; (iii) Shlomo Dovrat, (iv) Harel Beit-On, (v) Avi Zeevi and (vi) Eylon Penchas (collectively, the “Reporting Persons”).

As described in the Original Statement and Amendment No. 1, LM (GP) Company Ltd., an Israeli limited liability company, serves as the general partner of LM (GP).  ATL 3 L.P., an Israeli limited partnership, and A.S. Dovrat Management Ltd., an Israeli limited liability company, hold approximately 69.3% and 29.7%, respectively, of the issued and outstanding share capital of LM (GP) Company Ltd.  Messrs. Harel Beit-On and Eylon Penchas are directors of LM (GP) Company Ltd., and, together with Messrs. Shlomo Dovrat and Avi Zeevi, hold, directly or indirectly, all of the issued and outstanding share capital of LM (GP) Company Ltd.  ATL Management Ltd. is the general partner of ATL 3 L.P.  The directors and executive officers of ATL Management Ltd. are Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi.  Mr. Shlomo Dovrat holds in the aggregate all of the issued and outstanding share capital of A.S. Dovrat Management Ltd.

The following identity and background information is presented with respect to each of Viola- LM Partners, LM (GP), LM (GP) Company Ltd., ATL 3 L.P., A.S. Dovrat Management Ltd., and ATL Management Ltd. (collectively, the “Reporting Entities”):

(a)           State of Organization: Viola- LM Partners- Cayman Islands; each of LM (GP), LM (GP) Company Ltd., ATL 3 L.P., A.S. Dovrat Management Ltd. and ATL Management Ltd.– Israel.

(b)           Principal Business: Viola- LM Partners, LM (GP) and LM (GP) Company Ltd. were organized for the purpose of acquiring and holding Ordinary Shares of the Issuer.  ATL 3 L.P. is an investment management partnership.  Each of A.S. Dovrat Management Ltd. and ATL Management Ltd. is an investment management company.

(c)           Address of Principal Business and Principal Office: Akerstein Tower D, 12th floor 12 Abba Eban Ave, Herzliya, 46120, Israel.

(d)           Criminal Proceedings:  During the last five years, none of the Reporting Entities has been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations:  During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following identity and background information is presented with respect to each of Shlomo Dovrat, Harel Beit-On, Avi Zeevi and Eylon Penchas (collectively, the “Reporting Individuals”):

(b)           Business Address: Akerstein Tower D, 12th floor 12 Abba Eban Ave, Herzliya, 46120, Israel.

(c)           Present Principal Occupation: Business person.

(d)           Criminal Proceedings:  During the last five years, none of the Reporting Individuals has been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations:  During the last five years, none of the Reporting Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship: Israel

Item 3.  Source and Amount of Funds or Other Consideration.

The acquisition of Ordinary Shares upon the exercise of warrants that is reported in this Amendment No. 3 did not require any financing, as such exercise was effected through the cashless exercise mechanism afforded to Viola- LM Partners under the terms of such warrants.

Item 4. Purpose of Transaction.

Except as set forth herein, as of the filing of this Amendment No. 3, the Reporting Persons and the other entities identified in Item 2 do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Persons of additional Ordinary Shares, or the disposition of Ordinary Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Ordinary Shares to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (if and when applicable to the Issuer); (h) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The Reporting Persons and the other entities identified in Item 2 may acquire (including through the exercise of warrants and options) additional, and/or sell existing, Ordinary Shares of the Issuer, either in the open market or in privately negotiated transactions (including pursuant to that certain Purchase Agreement (the “2009 Purchase Agreement”), dated as of June 21, 2009, by and between the Issuer and Viola- LM Partners.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 3 are made on the basis of 218,971,949 outstanding Ordinary Shares of the Issuer, excluding 35,527 shares of treasury stock, as of February 19, 2012 (based on outstanding share information provided to the Reporting Persons by the Issuer in response to their inquiry).

(a)            (i)           Viola- LM Partners may be deemed to beneficially own 101,589,465 Ordinary Shares of the Issuer, representing approximately 45.9% of the issued and outstanding share capital of the Issuer, of which 99,180,374 are actual Ordinary Shares held by Viola- LM Partners and 2,409,091 Ordinary Shares represent shares issuable upon the exercise of warrants held by Viola- LM Partners, all of which are currently exercisable.  Viola- LM Partners possesses sole power to vote and dispose of all such shares.  Viola- LM Partners does not share the power to vote, direct the vote, dispose or direct the disposition of any Ordinary Shares of the Issuer.

(ii)           LM GP may be deemed to beneficially own 103,221,465 Ordinary Shares of the Issuer, representing approximately 46.3% of the issued and outstanding share capital of the Issuer.  Such Ordinary Shares include: (x) the 99,180,374 Ordinary Shares held by Viola- LM Partners and the 2,409,091 Ordinary Shares issuable upon the exercise of warrants held by Viola- LM Partners, for which LM GP shares voting and dispositive power in its role as managing general partner of Viola- LM Partners; and (y) 1,632,000 Ordinary Shares underlying options that are currently exercisable, which options are held in trust for the benefit of LM GP by Harel Beit-On, and with respect to which LM GP shares voting and dispositive power.

(iii)           Harel Beit-On holds in trust, for the benefit of LM (GP), options to purchase 1,632,000 Ordinary Shares of the Issuer, which options are currently exercisable.  Mr. Beit-On possesses shared power to vote and dispose of all of the Ordinary Shares underlying such options.  By virtue of his role as a director and an equity owner of LM (GP) Company Ltd., and as a director and executive officer of ATL Management Ltd., Mr. Beit-On also indirectly shares the power to vote, direct the vote, dispose and direct the disposition of (x) the 99,180,374 Ordinary Shares held by Viola- LM Partners and the 2,409,091 Ordinary Shares issuable upon the exercise of warrants held by Viola- LM Partners.  Collectively, all 103,221,465 Ordinary Shares deemed beneficially owned by Mr. Beit-On represent 46.3% of the issued and outstanding share capital of the Issuer.  Mr. Beit-On disclaims beneficial ownership of all of the Ordinary Shares beneficially owned by Viola- LM Partners except to the extent of his pecuniary interest therein.

(iv)          Each of Avi Zeevi and Eylon Penchas may be deemed to beneficially own 103,221,465 Ordinary Shares of the Issuer, representing approximately 46.3% of the issued and outstanding share capital of the Issuer.  Such Ordinary Shares include: (x) the 99,180,374 Ordinary Shares held by Viola- LM Partners and the 2,409,091 Ordinary Shares issuable upon the exercise of warrants held by Viola- LM Partners, for which each such individual shares voting and dispositive power due to his indirect role in the ownership and management of Viola- LM Partners; and (y) 1,632,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of LM GP by Harel Beit-On, for which each such individual shares voting and dispositive power due to his indirect role in the ownership and management of LM GP.  Each of Avi Zeevi and Eylon Penchas disclaims beneficial ownership of all such Ordinary Shares except to the extent of his pecuniary interest therein.

(v)           Shlomo Dovrat may be deemed to beneficially own 103,236,465 Ordinary Shares of the Issuer, representing approximately 46.3% of the issued and outstanding share capital of the Issuer.  Such Ordinary Shares include: (x) the 99,180,374 Ordinary Shares held by Viola- LM Partners and the 2,409,091 Ordinary Shares issuable upon the exercise of warrants held by Viola- LM Partners, for which Mr. Dovrat shares voting and dispositive power due to his indirect role in the ownership and management of Viola- LM Partners; (y) 1,632,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of LM GP by Harel Beit-On, for which Mr. Dovrat shares voting and dispositive power due to his indirect role in the ownership and management of LM GP; and (z) 15,000 Ordinary Shares that are held by the estate of the late Mr. Aharon Dovrat, the father of Shlomo Dovrat, with respect to which Shlomo Dovrat possesses shared voting and investment power.  Shlomo Dovrat disclaims beneficial ownership of all such Ordinary Shares except to the extent of his pecuniary interest therein.

Except for the foregoing, the Reporting Persons and the other entities identified in Item 2 do not possess any beneficial ownership in any of the Issuer’s Ordinary Shares described in this Amendment No. 3.

(b)           The Reporting Persons possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) above.

(c)            Other than the cashless exercise of warrants described in Item 1 of this Amendment No. 5 (the effective date of which was November 7, 2011, but which was finalized on February 19, 2012), no transactions in securities of the Issuer have been effected during the last 60 days by any of the Reporting Persons or any of the additional persons named in Item 2 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the Tag-Along Agreement and the Registration Rights Agreement set forth in Amendment No. 2 are incorporated by reference herein.

Other than as described immediately above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 -- Tag Along Agreement, dated as of June 28, 2009, by and among Viola- LM Partners and the Bank (incorporated by reference to Exhibit 1 to Amendment No. 2, filed on July 20, 2009)

Exhibit 2 -- Registration Rights’ Agreement, dated as of December 5, 2006, as amended by Amendment No. 1 thereto, dated as of June 25, 2009, by and among the Issuer, Viola- LM Partners, Ofer Hi-Tech, the Bank and the other parties thereto (incorporated by reference to Exhibit 4.23 to the Issuer’s Registration Statement on Form 20-F, File #0-27572, filed with the SEC on May 1, 2007 and to Exhibit 4.b(21) to the Issuer’s Annual Report on Form 20-F, filed with the SEC on June 30, 2009)

Exhibit 3 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Viola- LM Partners L.P.
By:  LM (GP) L.P.
Its general partner
By: LM (GP) Company Ltd.
Its general partner

By: /s/ Avi Zeevi
Name: Avi Zeevi

By: /s/ Eylon Penchas
Name: Eylon Penchas

LM (GP) L.P.
By: LM (GP) Company Ltd.
Its general partner

By: /s/ Avi Zeevi
Name: Avi Zeevi

By: /s/ Eylon Penchas
Name: Eylon Penchas

/s/ Shlomo Dovrat
Shlomo Dovrat

/s/ Harel Beit-On
Harel Beit-On

/s/ Avi Zeevi
Avi Zeevi

/s/ Eylon Penchas
Eylon Penchas

Dated: March 12, 2012